Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 6 DATED JULY 25, 2016
TO THE PROSPECTUS DATED APRIL 29, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc. (“Hines Global II”), dated April 29, 2016 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 5, 2016, Supplement No. 2, dated May 13, 2016, and Supplement No. 4, dated July 11, 2016. This Supplement is being filed to supersede and replace Supplement No. 5, which had a typographical error in the last paragraph of Section C. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.
to provide an update regarding an amendment to our Dealer Manager Agreement that will reduce the dealer manager fees to be paid by investors by an amount equal to 1.5% of gross offering proceeds, thereby reducing the aggregate up-front fees and expenses to be paid by investors from offering proceeds by up to 26.8% and 13.8% with respect to purchases of Class T Shares or Class A Shares, respectively, on and after August 2, 2016;

B.
to describe the payment by our Advisor of a portion of the dealer manager fees payable to our Dealer Manager, effective as of August 2, 2016, for the purpose of reducing the dealer manager fees to be paid by investors from offering proceeds by an amount equal to 1.5% of gross offering proceeds as described above; and

C.
to provide an update regarding the prices of our primary offering shares and our distribution reinvestment plan shares, effective as of August 2, 2016, which are being reduced in connection with the aforementioned reduction of the dealer manager fees to be paid by investors from offering proceeds.

A.	Amendment to our Dealer Manager Agreement

On July 25, 2016, with the authorization of our board of directors, we, our Dealer Manager and our Advisor entered into the Third Amended and Restated Dealer Manager Agreement, effective as of August 2, 2016, which we refer to as the Amended Dealer Manager Agreement. The Amended Dealer Manager Agreement amends certain portions of the Second Amended and Restated Dealer Manager Agreement between us and the Dealer Manager in order to reflect that with respect to Class A Shares and Class T Shares sold in the primary offering on or after August 2, 2016, our Advisor has agreed to pay a portion of the dealer manager fees in an amount equal to 1.5% of the gross offering proceeds. With respect to sales prior to that date, all dealer manager fees will have been paid by us from gross offering proceeds. Per the Amended Dealer Manager Agreement, our Advisor will not be reimbursed by us in any way for the payment of such dealer manager fees.

B.	Advisor Payment of a Portion of Dealer Manager Fees

As disclosed in Section A of this Supplement, on July 25, 2016, we, our Dealer Manager and our Advisor entered into the Amended Dealer Manager Agreement, effective as of August 2, 2016, to reflect that, effective as of that date, our Advisor will pay a portion of the dealer manager fees in an amount equal to 1.5% of gross offering proceeds from the primary offering with respect to the sale of Class A Shares and Class T Shares, without reimbursement from us. Accordingly, in connection therewith, effective as of August 2, 2016, the sections of the Prospectus captioned “Questions and Answers About this Offering,” “Prospectus Summary — Our Advisor,” “Prospectus Summary — Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units,” “Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units,” “Description of Capital Stock — Class A Shares,” and “— Class T Shares,” and “Plan of Distribution — Dealer Manager Fees (Class A Shares and Class T Shares),” on pages 6, 15, 18, 116, 182 and 205, respectively and elsewhere throughout the Prospectus concerning payment of dealer manager fees, shall include the following:

“With respect to Class A Shares and Class T Shares sold in the primary offering on or after August 2, 2016, our Advisor has agreed to pay a portion of the dealer manager fees in an amount equal to 1.5% of the gross offering proceeds. With respect to sales prior to that date, all dealer manager fees have been paid by us from gross offering proceeds. Our Advisor will not be reimbursed by us in any way for the payment of such dealer manager fees.”

C.	Update Regarding the Offering Price of Our Primary Offering Shares and Our Distribution Reinvestment Plan Shares

In this offering, the primary offering shares are presently offered at $10.1233 per Class A Share and $9.5606 per Class T Share and the distribution reinvestment plan shares are presently offered at $9.61 per Class A Share and $9.08 per Class T Share. In conjunction with our board of directors’ approval of the Amended Dealer Manager Agreement described in Section A of this Supplement, our board of directors has determined new primary offering prices of $9.96 per Class A Share and $9.411 per Class T Share, effective as of August 2, 2016. These new primary offering prices reflect a reduction equal to the per share amount of dealer manager fees our Advisor has agreed to pay with respect to the Class A Shares and Class T Shares sold on and after August 2, 2016. For purposes of this Supplement and the Prospectus, we have rounded the primary offering price per Class T Share to $9.41. Accordingly, effective as of August 2, 2016, all references throughout the prospectus to the primary offering prices per Class A Share and per Class T Share are hereby updated to reflect the new primary offering prices of $9.96 per Class A Share and $9.41 per Class T Share. We will not accept subscriptions for primary offering shares at $10.1233 per Class A Share and $9.5606 per Class T Share after July 22, 2016, and we will begin accepting subscriptions for primary offering shares at the new primary offering prices of $9.96 per Class A Share and $9.411 per Class T Share on August 2, 2016, which is more than five business days after the date of this Supplement.

In addition, on July 25, 2016, our board of directors adopted the fourth amended and restated distribution reinvestment plan to reflect a new offering price for the Class A Shares to be issued pursuant to the distribution reinvestment plan. The offering price for the Class T Shares to be issued pursuant to the distribution reinvestment plan did not change. The fourth amended and restated distribution reinvestment plan will take effect on August 5, 2016, with offering prices of $9.46 per Class A Share and $9.08 per Class T Share. Distributions are reinvested pursuant to our distribution reinvestment plan on the first day of each month. Accordingly, since the fourth amended and restated distribution reinvestment plan takes effect on August 5, 2016, the new offering price of the Class A Shares under the distribution reinvestment plan will first be applied to distributions declared for the month of August 2016, which will be reinvested on September 1, 2016.